United States
Securities and Exchange Commission
Washington, DC 20549

AMENDMENT #1
FORM 1-A/A

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

[redacted]

ROBERT JAMES & ASSOCIATES, INC.
(Exact name of Issuer as specified in its charter)

Nevada
(State or other jurisdiction of incorporation or organization)

615 River Road
Kingston, Tennessee 37763
865/376-4925
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

Robert J. Tonachio, President
615 River Road
Kingston, Tennessee 37763
865/376-4925
(Name, address, including zip code, and telephone number, including area code, of agent for service)

with copy to:
Lee W. Cassidy, Esq.
Cassidy & Associates
1504 R Street N.W.
Washington, D.C. 20009
202/387-5400

6411	56-2552892
(Primary standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I – NOTIFICATION

ITEM 1. Significant Parties

	Residential Address	Business Address
Issuer's Directors:		
Robert J. Tonachio, Sr.	1410 West Northfield Boulevard Murfreesboro, Tennessee 37129	615 River Road Kingston, Tennessee 37763
Issuer's Officers:		
Robert J. Tonachio, Sr. President, Chief Executive Officer, Chief Financial Officer	1410 West Northfield Boulevard Murfreesboro, Tennessee 37129	615 River Road Kingston, Tennessee 37763
Robert J. Tonachio, Jr.	337 Blue Springs Circle Ten Mile, TN 37880	615 River Road Kingston, Tennessee 37763
Promoters of the Issuer:		
Robert J. Tonachio, Sr.	1410 West Northfield Boulevard Murfreesboro, Tennessee 37129	615 River Road Kingston, Tennessee 37763
Counsel to the Issuer: Lee W. Cassidy, Esq.	1506 R Street, NW Washington, DC 20009	1504 R Street, NW Washington, DC 20009

Beneficial and Record owners of 5% or more of any class of the Issuer's equity securities:

	Shares Owned	Percentage of Outstanding Shares Before Offering (1)	Residential Address	Business Address
Robert J. Tonachio, Sr.	10,200,000 common 5,000 preferred	97.15%	1410 W. Northfield Blvd Murfreesboro, TN 37129	615 River Road Kingston, TN 37763

(1) Based on 10,500,000 shares of common stock outstanding.

ITEM 2. Application of Rule 262

None of the persons identified in response to Item 1 are subject to the disqualification provisions set forth in Rule 262.

ITEM 3. Affiliate Sales

The Company, through its predecessor company, has had net income from operations of the character in which the Company intends to engage in for at least one of its last two fiscal years.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

The securities will be offered by the Company in the following jurisdictions:

Arizona	Maryland	North Carolina
California	Massachusetts	Ohio
Colorado	Michigan	Oklahoma
Florida	Minnesota	Pennsylvania
Georgia	Nevada	South Carolina
Idaho	New Hampshire	Tennessee
Illinois	New Jersey	Texas
Indiana	New Mexico	Virginia
Kentucky	New York	Washington
Louisiana		

The securities will not be registered in any jurisdiction in which they are offered. The securities will be offered pursuant to the exemptions available in that state or jurisdiction for such sale. If the securities will be offered in any additional states, the Company will notify the Securities and Exchange Commission and will amend this Offering Statement.

The securities will be offered by the Company on a private basis to individuals or entities known to the issuer, its officers, director and agents. All sales will be made through the president of the Company.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

On December 9, 2005, Robert James & Associates, Inc. issued 10,500,000 shares of its common stock to the following persons in the following amounts:

Robert J. Tonachio, Sr.	President, director	10,200,000 shares
Robert J. Tonachio, Jr.	Vice President	300,000 shares

The shares were issued in exchange for their interest in the predecessor sole proprietorship; for the national contracts with agents which they had cultivated, recruited, trained, and monitored; and for services rendered to the Company. The Company has valued the shares at $.247 per share. The Company believes that the shares were issued to accredited investors with access to information about the Company. The Company believes that this issuance was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended, as a transaction by an issuer not involving any public offering.

On December 9, 2005, the Company issued 5,000 shares of preferred shares to Robert Tonachio, Sr., president and director of the Company, pursuant to a 5-year non-competition employment contract. The Company has valued these shares at $100 per share.

ITEM 6. Other Present or Proposed Offerings

Neither the issuer nor any of its affiliates is currently offering or contemplating the offering of any securities of the issuer other than those covered by this Form 1-A.

ITEM 7. Marketing Arrangements

The issuer intends to market the offering directly through its president. Other officers and directors of the Company may refer contacts or potential sales to the president. The president of the Company has agreed to make up to 200,000 shares of his common stock available to help stabilize the market if necessary, once and if a public market is developed.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

Not applicable

ITEM 9. Use of a Solicitation of Interest Document

None

PART II

OFFERING CIRCULAR
Model B

Dated ______________________

OFFERING CIRCULAR
(Pursuant to Regulation A of the Securities Act of 1933)

ROBERT JAMES & ASSOCIATES, INC.

615 River Road
Kingston, Tennessee 37763
865/376-4925
(Address and telephone number of principal executive offices)

**This offering consists of 800,000 shares at $5.00 per unit.
The offering also consists of 200,000 shares of common stock
offered by the holder thereof.**

The Company is offering for sale on a "best efforts, no minimum basis" up to 800,000 shares of its common stock at $5.00 per share and is qualifying such shares for sale, pursuant to the exemption from registration provided by Regulation A (the "Shares").

The offering also consists of 200,000 shares of common stock being offered by a holder thereof (the "selling shareholder"). The timing of any sale of these shares is at the discretion of the selling shareholder. At the time of a sale, if any, the selling shareholder may sell his shares privately at whatever price he can obtain or in the public trading market at the then market price.

THE SECURITIES OFFERED HEREBY ARE SPECULATIVE IN NATURE AND INVOLVE A HIGH DEGREE OF RISK AND SHOULD BE PURCHASED ONLY BY PERSONS WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. THEREFORE, EACH PROSPECTIVE INVESTOR SHOULD, PRIOR TO PURCHASE, CONSIDER VERY CAREFULLY THE RISK FACTORS AS WELL AS ALL OF THE OTHER INFORMATION SET FORTH IN THIS OFFERING CIRCULAR AND THE INFORMATION CONTAINED IN THE FINANCIAL STATEMENTS.

	Price to Public	**Underwriting Discounts and Commissions (1)**	**Proceeds to Issuer or Other Persons**
Per Unit	$ 5.00	$ 0	$ 5.00 (2)
Total Maximum	$ 4,000,000	$ 0	$ 4,000,000 (2)

(1) The issuer has not entered into arrangements with any underwriter for the sale of its securities.
(2) Does not include offering costs estimated not to exceed $80,000.

Approximate date of commencement of proposed sale to the public: As soon as practicable after qualification of the Offering Statement. The offering will terminate 180 days after the qualification with the option of the Company to extend the termination date by an additional 90 days.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION: HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

Item 3. Summary Information, Risk Factors and Dilution

SUMMARY INFORMATION

Robert James & Associates, Inc. (the "Company") was incorporated on December 9, 2005 under the laws of the state of Nevada. The Company was previously 100% owned and operated for over 13 years as a sole proprietorship by Robert J. Tonachio, Sr., president of the Company.

The Company is engaged in the wholesale distribution of insurance products offered by various insurance companies. The Company has contracts with many major insurance companies for the sale of their insurance products. These insurance companies offer a broad spectrum of insurance products including all classes of guaranteed fixed annuities, life insurance products as well as hybrid products. As part of the contract agreement with these insurance companies, the Company, at its own expense, hires, trains and contracts with insurance agents and financial planners for the sale of these insurance products. The Company enters into contracts with certain of the insurance companies on behalf of the agents, in effect as the agents' manager, for licensing of that agent to handle that insurance company's products. Each of its contracted agents is trained for and represents approximately five or six of the major insurance companies selected by the agent depending on which insurance products the agent finds most attractive to sell and most appropriate for his clientele. The Company receives revenues from the sale of the insurance products by these contracted agents. In effect, the Company acts as a wholesaler of the insurance products created by the insurance companies and distributes these products to the Company's agents, who in turn offer the products to their clients.

The Company is currently licensed to conduct insurance business in the following states:

Alabama	Illinois	Mississippi	Pennsylvania
Arkansas	Indiana	Nevada	South Carolina
Arizona	Kentucky	New Hampshire	Tennessee
Colorado	Louisiana	New Jersey	Texas
California	Maryland	New Mexico	Virginia
Florida	Michigan	North Carolina	Washington
Georgia	Massachusetts	Ohio	West Virginia
Idaho	Minnesota	Oklahoma	

The Company also owns an insurance training school, the "American Annuity Academy." The Academy holds sessions approximately every 90 days in Nashville, Tennessee, at which licensed and contracted insurance agents as well as financial planners study advanced insurance and annuity products. The Academy trains the agents in making client needs analysis and assessing suitability of products for their clients. Training is also offered to the agents on various financial planning techniques such as safe and secure ways to increase client income, reduce client taxes and to handle inheritance issues. Many of the instructors at the Academy are provided by the major insurance companies. Most of the agents who complete the training at the Academy enter into contracts with the Company to serve as one of the Company's contracted agents.

The offering consists of the sale of up to 800,000 Shares at $5.00 per Share. The Offering also consists of the qualification of 200,000 shares of common stock for the sale by the holder thereof (the "selling shareholder"). The Company does not know when the selling shareholder will sell his shares. The timing of any such sale is at the discretion of the selling shareholder. At the time of a sale, if any, the selling shareholder may sell his shares privately at whatever price he can obtain or in the public trading market at the then market price.

RISK FACTORS

A purchase of the Shares is an investment in the Company's common stock. Any investment in the Company's common stock involves a high degree of risk. Investors should consider carefully the following information about these risks, together with the other information contained in this Offering Statement, before the purchase of any common stock. If any of the following risks actually occur, the business, financial condition or results of operations of the Company would likely suffer. In this case, the market price of the common stock could decline, and investors may lose all or part of the money they paid to buy the common stock.

Specific Risks of Investment

The Company's business is dependent on maintaining contracts with national and regional insurance companies. The Company has entered into contracts with numerous national insurance companies for sale of the insurance, annuity and retirement products offered by those companies. As a rule, an insurance company will enter into such a contract only after a thorough background check of the Company's credit standing, regulatory issues or criminal or civil actions. The insurance company will review the Company's past production volume and history and will usually require approximately $10,000,000 in gross premium revenues before entering into a national contract. If the Company failed to meet these background standards or if its gross premium revenues fell below the benchmark amount, then any one or more insurance companies may not renew or enter into a contract with the Company for the sale of its insurance products. If many of the insurance companies with whom the Company is now contracted were not to continue to allow the Company to sell its products, the Company would not be able to furnish its contracted agents with competitive products and could suffer a significant loss of income.

The Company's business is dependent upon one key management person. The Company currently has one executive officer and director, Robert Tonachio, Sr., who was the owner of the predecessor sole proprietorship. The insurance companies with whom the Company is in contract have dealt almost exclusively with Mr. Tonachio. The management and the growth of the Company for the past 13 years has been accomplished solely by Mr. Tonachio. The business is greatly dependent upon the active participation of Mr. Tonachio. Although the Company intends to employ full-time personnel experienced in insurance sales, the loss of Mr. Tonachio's services for any reason could have a material adverse effect on the Company's existing and proposed business. The Company has an employment agreement with Mr. Tonachio and plans to obtain "key man" insurance on his life in the amount of $5,000,000. There is no assurance that such insurance can be obtained.

The Company's management has broad discretion in the use of the Offering's proceeds. The Company intends to use the majority of the proceeds of this Offering to expand its marketing force of financial planners and insurance agents. The Company anticipates that it will effect such expansion through the increased use of emails, direct mail and telemarketing to insurance agents and financial planners to advertise its Academy and to build attendance at workshops to be conducted in various places in the United States. However, this expansion is primarily at the discretion of management and its analysis of the effect of any one or more of these techniques. Management may determine to utilize other methods to expand its selling force. An investor must be confident in the ability of management to analyze and determine the most effective use of the proceeds of this Offering to increase the Company's agent base.

Dependence on attractive insurance products for sale by its agents. The Company is dependent on the major insurance companies offering insurance products that are attractive to the Company's agents and salable by the Company's agents to their clients. If key products were substantially changed by an issuing insurance company so as to make the product unappealing to the Company's agents, then the Company might experience a sales and earnings contraction.

Possible shortfall of expansion funds. The funds available to the Company, including those anticipated as a result of this Offering and those that may be generated by the Company's future operations, may not be sufficient to exploit all new business opportunities which may arise in the future. Under such circumstances additional capital may be obtained from other sources. To obtain such additional capital, the Company may enter into joint ventures or into other potential new business expansion opportunities. However, there can be no assurance that such additional capital that may be needed can be easily or quickly obtained. Where appropriate, the Company may obtain additional capital by sharing expenses with other organizations or persons, where the company would assume only a portion of the entire costs of such operations. However, there can be no assurance that such arrangements can be readily made, if at all.

General Risks of Investment

This Offering is a "best efforts" offering and there is no minimum number of shares that must be sold to close the Offering. The Company is offering the Shares on a "best efforts" basis which means that there is no minimum threshold of sales that must be met before the Offering can close. The proceeds from the sale of the Shares will become immediately available upon sale for use by the Company. The Offering will close 180 days from the date of qualification, unless extended for 90 days at the sole discretion of the Company, regardless of the number of Shares that have been sold. The fewer Shares sold, the less funds the Company will have for the planned expansion of its marketing programs and other activities. This could result in smaller growth, if any at all, of the Company.

There has been no prior market for the Company's shares and there may be only limited ways to transfer shares. No prior market has existed for the Company's securities and the Company cannot assure any purchaser that a market will develop subsequent to this Offering. A purchaser must be fully aware of the long-term nature of an investment in the Company. The Shares are being offered and sold pursuant to Regulation A promulgated by the Securities and Exchange Commission under the Securities Act of 1933, as amended (the "Act") and available exemptions under applicable state laws. The Company intends to apply for quotation of its common stock on the over-the-counter market known as the Pink Sheets, an established electronic quotation and trading system for over-the-counter securities, but the Company cannot assure a purchaser that it will be successful in such application or, that if successful, that a market for the common stock will ever develop or continue on the Pink Sheets or other exchange. Therefore, purchasers of the Shares may need to bear the economic risk of the investment for an indefinite period of time. Ownership of Shares of the Company must be considered a long-term, non-liquid investment.

There is no active trading market for the Company's common stock nor is it known whether or when an active trading market for such securities will develop. Although the Company intends to apply for quotation of its common stock on the Pink Sheets, it may not be successful and it is possible there will not be any trading market for its common stock. If the common stock is quoted on the Pink Sheets, the liquidity of its common stock could be limited, not only in the number of shares that are bought and sold, but also through delays in the timing of transactions, and coverage by security analysts and the news media, if any, of the Company. As a result, prices for the Company's common stock may be lower than might otherwise prevail if its common stock was quoted on the NASD OTC Bulletin Board or traded on a national securities exchange like the New York Stock Exchange or American Stock Exchange. Sales of a substantial number of shares of the Company's common stock in the public market, including the Shares offered in this Offering, could lower the stock price.

State Blue Sky registration: potential limitations on resale of the shares. The holders of the shares of common stock of the Company, including purchasers in this Offering, and persons who desire to purchase the shares in any trading market that might develop in the future, should be aware that there may be significant state law restrictions upon the ability of investors to resell the securities. Accordingly, investors should consider the secondary market for the Company's securities to be a limited one. It is the intention of management to seek coverage and publication of information regarding the Company in an accepted publication which permits a "manual exemption". This manual exemption permits a security to be sold by shareholders in a particular state without being registered if the company issuing the security has a listing for that security in a securities manual recognized by that state. The listing entry must contain (1) the names of issuers, officers, and directors (2) an issuer's balance sheet, and (3) a profit and loss statement for either the fiscal year preceding the balance sheet or for the most recent fiscal year of operations. The principal accepted manuals are those published by Standard and Poor's, Moody's Investor Service, Fitch's Investment Service, and Best's Insurance Reports, and many states expressly recognize these manuals. A smaller number of states declare that they 'recognize securities manuals' but do not specify the recognized manuals. The following states do not have any provisions and therefore do not expressly recognize the manual exemption: Alabama, Georgia, Illinois, Kentucky, Louisiana, Montana, South Dakota, Tennessee, Vermont and Wisconsin.

The trading price of the Company's common stock could entail additional regulatory requirements which may negatively affect the trading. If the Company's shares commence trading and are quoted on the Pink Sheets, the trading price of its common stock may be below $5.00 per share. If the price of the common stock is below such level, trading in its common stock would be subject to the requirements of certain rules promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These rules require additional disclosure by broker-dealers in connection with any trades generally involving any non-NASDAQ equity security that has a market price of less than $5.00 per share, subject to certain exceptions. Such rules require the delivery, before any penny stock transaction, of a disclosure schedule explaining the penny stock market and the risks associated therewith, and impose various sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors (generally institutions). For these types of transactions, the broker-dealer must determine the suitability of the penny stock for the purchaser and receive the purchaser's written consent to the transactions before sale. The additional burdens imposed upon broker-dealers by such requirements may discourage broker-dealers from effecting transactions in the Company's common stock. As a consequence, the market liquidity of the common stock could be adversely affected by these regulatory requirements.

Shares not registered in this Offering may become available for sale in the market and may reduce the market price of the shares. At the time of this Offering, there are10,500,000 shares of the Company's common stock outstanding of which 200,000 shares are being qualified in this Offering for sale by the holder thereof. The remaining shares are currently restricted from resale and are subject to a 24 month lock-up agreement with the Company. However, any shares that may be issued not subject to such lock-up may become available for resale after a one-year holding period from the date of issuance by the Company pursuant to Rule 144 of the General Rules and Regulations of the Securities and Exchange Commission. Currently all the outstanding shares of the Company are held by officers, directors, affiliates or entities controlled by them and are subject to the trading volume limitations of Rule 144. An increase in the number of the Company's shares available for public sale without any increase to its capitalization could decrease the market price of its shares, even if the business is doing well.

Management and affiliates will continue to own enough shares to control shareholder vote which could limit the rights of future shareholders. The Company's officers, directors, affiliates and entities controlled by them will own approximately 92.9% of the outstanding common stock upon closing of the Offering, assuming all Shares are sold. As a result, these officers and directors will control the vote on matters that require stockholder approval such as election of directors, approval of a corporate merger, increasing or decreasing the number of authorized shares, adopting corporate benefit plans, effecting a stock split, amending the Company's charter or other material corporate actions.

The Company may obtain additional capital through the issuance of additional preferred stock which may limit the rights of current holders of the Company's common stock. Without any shareholder vote or action, the Company's board of directors may designate and issue additional shares of its preferred stock. The terms of any preferred stock may include priority claims to assets and dividends and special voting rights which could limit the rights of the holders of the common stock. The designation and issuance of preferred stock favorable to current management or shareholders could make any possible takeover of the Company or the removal of its management more difficult.

Competition. The market for the Company's services is highly competitive. The Company faces competition from a substantial number of companies in the distribution of wholesale insurance products and the contracting with insurance agents and financial planners. Many of these existing and potential competitors have greater name recognition and marketing capabilities and substantially greater financial resources than those available to the Company. There can be no assurance that the Company will be able to compete successfully in the future or that competitive pressures will not adversely affect the Company's operations and services.

Offering price has been arbitrarily determined. The public offering price of the Shares has been arbitrarily determined by the Company. The $5.00 per Share price was arrived at by management by estimating the value of the Company in terms of its assets, the experience of its management; the longevity of the Company, the name recognition in the market place, the amount of capital to be contributed by the public in proportion to the amount of stock to be retained by present shareholders; and current market conditions in the over-the-counter market. It would be impossible to determine the weight attributable to each factor. The price does not bear any relationship to any value of the stock in the public or private market.

Regulation. As an insurance wholesaler, the Company's activities are subject to extensive federal, state and local laws and regulations controlling national specialty insurance wholesale marketing. Existing as well as possible future legislation and regulations could cause additional expense, capital expenditures, restrictions and delays in the development of the Company's lines of business.

DILUTION

Purchasers of the shares will experience immediate dilution in the value of their Shares. Dilution represents the difference between the initial public offering price per share paid by the purchasers and the net tangible book value per share immediately after completion of the offering. Net tangible book value per share is the net tangible assets of the Company (total assets less total liabilities less intangible assets), divided by the number of shares of common stock outstanding. The scenario illustrated below represents an immediate dilution to investors in the offering and an increase in net tangible book value to present shareholders.

As of December 31, 2005, the Company had a net tangible book value of $19,007 or $.002 per share with 10,500,000 shares of common stock outstanding.

The sale of all the Shares at $5.00 per Share would result in an adjusted net tangible book value of $4,248,130 (assuming offering expenses of $80,000) with 11,300,000 shares of common stock outstanding or $.376 per share.

Assuming 800,000 Shares sold ($4,000,000 in proceeds)

	Shares Outstanding		Total Paid		Average Price per
	Number	Percent	Amount	Percent	Share
Existing Shareholders	10,500,000	92.9%	$2,593,500	39.3%	$0.247
New Investors	800,000	7.1%	4,000,000	60.7%	5.00
Total	11,300,000	100%	6,593,500	100%	$0.583

Initial public price per share		$5.00
Net tangible book value before offering	$0.002	
Net tangible book value after offering	$0.376	
Increase per share attributable to new investors		$0.374
Dilution per share to new investors		$4.624

Item 4. Plan of Distribution

PLAN OF DISTRIBUTION

The Company has not entered into any arrangements with any underwriter for the sale of the Shares. The Company's president, Robert J. Tonachio, will be offering the Shares for sale for the Company in a manner complying with the exemptions available in any jurisdiction for such sale and such Shares will be offered without commission or payment. The Shares are being offered primarily to the Company's current licensed agent sales force and a limited number of non-related potential investors. The Company is offering the Shares primarily to its agents as a reward to loyal producers of the insurance products. The Company believes that offering its contracted agents the opportunity to become shareholders and part owners of the Company will enhance productivity, good will and business relations.

The Offering will be presented by the Company primarily through mail, telephone or electronic transmission to its clients and contacts and others that have expressed an interest in the Company.

Each investor will execute a subscription agreement in which the investor will acknowledge that he has received this Offering Statement. The subscription agreement, filed as an exhibit to this Offering Statement, provides for arbitration of any disputes arising from the investment in this offering.

Pursuant to the provisions of Rule 3a4-1 of the Securities Exchange Act of 1934, Mr. Tonachio is not considered to be a broker of such securities as he (i) is not subject to any statutory disqualification, (ii) is not and will not be compensated by commissions for sales of the securities (iii) is not associated with a broker or dealer (iv) is primarily employed on behalf of the Company in substantial duties and (v) does not participate in selling an offering more than once every 12 months.

The Offering will terminate 180 days after the qualification of the offering statement with the option of the Company to extend the termination date by an additional 90 days. After the initial offering period, the Company will determine if there is sufficient need to extend the offering period for an additional 90 days.

The Company is offering the Shares on a "best efforts, no minimum basis." No commitment exists by anyone to purchase all or any part of the Shares being offered hereby. Consequently, there can be no assurance that all or part of the Shares being offered will be sold. Because the 800,000 Shares are being offered on a "best efforts no minimum basis" a substantial number of the Shares may go unsold. Since there is no minimum subscription requirement, all of the net proceeds from this Offering will be immediately available for use by the Company. No funds will be returned to investors regardless of the number of Shares sold.

The Company's selling shareholder may make some of its 200,000 qualified shares available to market makers to help maintain an orderly market. At the current proposed offering price per Share, the selling shareholder would contemplate the possibility of having approximately 200,000 shares available as needed to maintain and orderly market for an aggregate offering price of $1,000,000.

Item 5. Use of Proceeds to Issuer

USE OF PROCEEDS

The Company will receive approximately maximum net proceeds of $3,920,000, assuming sale of all the Shares and deduction of estimated Offering expenses of $80,000. The Company intends to apply such proceeds over the next 12 months as follows:

Expansion of the existing marketing force of financial planners and insurance agents	$ 3,000,000	77%
Expansion of the American Annuity Academy	420,000	11%
Administrative Expenses	200,000	6%
Officers' Salaries	250,000	5%
Legal and Accounting Fees	50,000	1%
	$3,920,000	100%

The Company believes that the proceeds of the Offering will satisfy its cash requirements as allocated above for a period of twelve months. The Company does not anticipate raising any additional funds through borrowings or equity financing for a period of at least twelve months form the date of this Offering Circular. The Company cannot predict that its funds will be sufficient to accomplish the business purposes or whether operations or unforeseen circumstances will require additional funds.

From the proceeds of this Offering, the Company primarily intends to expand its growing business base of financial planners and insurance agents. The Company plans to invest part of the proceeds of this Offering (if successful) in the expansion of the American Annuity Academy. The Company believes the proceeds from this Offering (assuming that the Offering is successful, of which there can be no assurance) will augment the Company's existing positive cash flow to expand its current business interest more rapidly. The Company believes that it will not need additional funds for one year from the date of this Offering Circular to meet the expenditures required for expanding and operating its business as proposed. If the Company's future operations are successful and profitable, of which there can be no assurance, the Company will have operating funds available for such purposes and for working capital. The Company anticipates that any revenues earned will be received primarily from its existing specialty insurance business.

The projected amounts in the foregoing table are estimates and approximations only. While the foregoing sets forth the proposed expenditures, future events may require a change in the allocation of funds. Any such change will be at the discretion of the Board of Directors of the Company.

To the extent the proceeds from this Offering are not utilized immediately, they will be invested in certificates of deposit, short-term obligations of the United States Government, short-term commercial paper, or left in checking or money market accounts.

The Company's daily on-going operations are not dependent upon the success of this Offering. However, if a substantial number of Shares go unsold, the reduction in Offering proceeds will reduce the Company's potential growth rate.

Item 6. Description of Business

DESCRIPTION OF THE BUSINESS

The Company

Robert James & Associates, Inc. was incorporated on December 9, 2005 under the laws of the state of Nevada. The Company was previously a sole proprietorship founded in March 1992 and 100% owned and operated by its founder, Robert J. Tonachio, the current President and director of the Company. The Company is engaged in the wholesale distribution of insurance products particularly those expressly designed for pre-retirees ("baby boomers") and senior retirees. The Company has a significant number of national contracts with major insurance companies, negotiated and acquired by the predecessor sole proprietorship, over its 13 year history, which contracts have been transferred to the Company. Through its pool of approximately 3,500 contracted agents consisting of licensed insurance agents and financial planners, the Company offers the products of these insurance companies to the insurance consumer.

Insurance Wholesaling

Traditionally insurance companies have spent millions of dollars and much time and personnel on the recruiting, training, monitoring, and updating of its field agents. The insurance wholesaler relieves these insurance companies of these functions and develops a pool of contracted insurance agents to handle the insurance products of the insurance companies with whom the Company has contracts. The Company contracts with an insurance company for the sale of its insurance products, including a broad spectrum of insurance including all classes of guaranteed fixed annuities, life insurance products as well as hybrid products.

As part of the contract agreement with these insurance companies, the Company, at its own expense, hires, trains and contracts insurance agents and financial planners for the sale of these insurance products.

The Company enters into contracts with certain of the insurance companies on behalf of the agents, in effect as the agents' manager, for licensing of that agent to handle that insurance company's products. The agents are considered independent contractors to the Company and to the selected insurance companies. Each of its contracted agents is trained for and represents approximately five or six of the major insurance companies selected by the agent depending on which insurance products the agent finds most attractive to sell and most appropriate for his clientele.

The Company receives its revenues from the sale of the insurance products by its pool of contracted agents. In effect, the Company acts as a wholesaler of the insurance products created by the insurance companies and distributes these products to the Company's agents, who in turn offer the products to the clients. The Company is remunerated on sales of insurance products based upon the gross sales volume of each contracted agent.

Current Operations

The company has licensed over 3,500 agents since its inception and currently has approximately 1,000 active agents under contract. The Company had over $53,937,300 in gross premium revenues in 2005. The Company receives revenues when the contracted agent produces business. The Company is paid by the insurance company based upon the amount of its product that is sold.

The Company is currently licensed to conduct insurance business in the following states:

Alabama	Illinois	Mississippi	Pennsylvania
Arkansas	Indiana	Nevada	South Carolina
Arizona	Kentucky	New Hampshire	Tennessee
Colorado	Louisiana	New Jersey	Texas
California	Maryland	New Mexico	Virginia
Florida	Michigan	North Carolina	Washington
Georgia	Massachusetts	Ohio	West Virginia
Idaho	Minnesota	Oklahoma	

American Annuity Academy

The Company runs the "American Annuity Academy," an insurance and financial training school designed for insurance agents and financial planners. The Academy holds training sessions approximately every 90 days in Nashville, Tennessee. At the Academy, licensed and contracted insurance agents and certified financial planners are educated and trained about conducting client needs analysis and determining suitability of products for their clients with an emphasis on the needs of pre-retirees ("baby boomers") and retirees. Seminars and classes are also taught on safe and secure ways to increase a client's income, reduce a client's taxes and to reduce taxes and protect assets on death. In addition, certain agents receive intense training in sophisticated concepts concerning IRAs, hybrid insurance products and other topics. Many of the instructors at the Academy are provided by the major insurance companies listed in this Offering Statement. The Company believes that the Academy stresses success through a "client first" attitude designed to benefit the consumer and enhance the professionalism of all who attend.

Contracted Insurance Companies (Suppliers)

The Company enters into a contract with an insurance company for the sale of its insurance and hybrid products. The Company seeks insurance companies that offer attractive products and products that will be attractive and appropriate to the agents for sale to their clients. Insurance products, particularly hybrid products, change and certain insurance companies may become more or less attractive as their products are phased in or out or as the needs and demands of the consumer change and evolve. For instance, some persons may be looking for a higher yield and riskier product than others who seek a definite monthly return.

Before the insurance company enters into a contract for the sale of its products, the insurance company will thoroughly investigate the Company including credit standing, regulatory compliance, any criminal or civil history. Most insurance companies require that the Company have a past production volume and history of approximately $10,000,000 or more in gross premium revenue. After meeting the insurance company review, the Company and the insurance company will enter into an agreement for the sale of that insurance company's products. The Company will hire and train agents who will select one or more insurance companies with products suitable for representation by them.

The Company will then contract with the insurance company for the agent and will enter into the an agreement with the insurance company as the agent's manager for the sale of its products. The Company will train and maintain current training of each agent for the product(s) offered by those insurance companies represented by that agent. Certain insurance companies will administer their own test to the proposed agent before allowing that agent to sell certain complicated insurance products. The Company will have trained and prepared the insurance agent for such test.

The Company has active contract agreements with the below listed insurance companies for the sale of their products. Some of these companies are larger and have a wider reputation than others but each company designs the insurance products it offers and the agents, through contract with the Company, determine which products are most suitable for sale by them and therefore which company(ies) they wish to represent.

Allianz Life Insurance Company
American Equity Investment Insurance Company
American National Insurance Company
Americom Life Insurance Company (LMG)
Amerus Life Insurance Company
Columbus Life Insurance Company
Great American Life Insurance Company
Indianapolis Life Insurance Company
Illinois Annuity & Insurance Company (LMG)
ING USA
ING Reliastar Life Insurance Company
Investors Insurance Company (LMG)
John Hancock Viariable Life Insurance Company (LMG)
Life Insurance of the Southwest

Lincoln Financial Group/First-Penn Pacific
Mutual of Omaha
Penn Treaty-Net Work America Insurance Company
Sun Life Financial
Transamerica Life Insurance & Annuity (LMG)

Contracted Agents

After the Company has negotiated a contract with an insurance company, the Company then begins, solely at its expense, to recruit, train and contract life insurance licensed agents and financial planners, who are also life insurance licensed, in which ever states the insurance company is licensed in. Most companies require the Company to be licensed in those states also. The Company is responsible for all the expenses involved in recruiting, training and contracting the agents. This includes printing, purchasing mailing lists of agents, labor to process the mailer, receiving phone reservations for the meeting, follow up phone calls to each reservation to confirm attendance, preparing the contracts for each company to be presented at the meetings, preparing sales kits for each attendee, shipping all the materials to the meeting rooms, setting up the meeting rooms, paying for meeting rooms at hotels, travel to and from the location, overnight room expense and meals on the road. Once the agents enter into contracts with the Company, either at the meeting or subsequently, then the contracts and agent profiles are sent to the Company's office and processed. The Company provides continuous training for the agents via the telephone or seminars or written literature. The agents are exclusive with the Company in accordance with the terms and conditions of each individual insurance company contract. The Company then signs as the agent's manager with one or more of the contracted insurance companies. The agents are not contracted with all the insurance companies with which the Company participates, but only the ones that that agent wants to be licensed with, usually about five or six but sometimes as many as 12 or more. The agents select the insurance companies with which they would like to be licensed based upon that company's products and the appeal of those products to the demographics of the agent's clients or potential clients. That is, if an agent has not produced business in a year or more, certain insurance companies will provide that that agent transfer to another marketing company.

Products

The Company's mission is to help its contracted agents and their respective clients manage, reduce and or eliminate financial risk in their retirement years by offering a variety of insurance products. The insurance products offered by the Company are those that are offered by the insurance companies with whom it has contracts for sale of their products. The specific products that are offered by the Company's contracted agents depends on the needs of that agents clients and the products of those insurance companies which the agent represents.

In almost all instances, the contracted insurance companies offer straight life insurance products. However as a retirement vehicle for pre-retirees and current retirees straight insurance policies may not offer the financial return sought by these clients. Therefore most of the contracted insurance companies offer an additional variety of products focusing primarily on annuities. The suitability of any product depends on many factors including the amount of funds available for investment in the product, tax deferral requirements, the risk or uncertainty of financial return the client is willing to take and the return option the client is seeking, i.e. income for life, for a specific period of time or income for life with a specific period guaranteed. As each insurance company designs its own insurance (retirement) products and each product has a vast number of variations, there are literally hundreds of such insurance (retirement) products available for the consumer. Some insurance companies will link an annuity or insurance product with a long-term health care policy. Some products provide for annuity survivor benefits. Other annuities provide a cap on the increased earnings of an annuity that is linked to a index vehicle. The variations on available insurance products are limitless and continually changing.

In addition to the straight life insurance policy products (both term and whole life), the main types of products offered by the contracted insurance companies (with variations specific to each insurance company) include:

> Fixed guaranteed annuities for a fixed period of time or for life. This annuity will credit interest at a rate that is declared and guaranteed for such period. This annuity provides a set amount of return to the purchaser for the term of the annuity.

Hybrid (equity index) annuities which guarantee principal plus a percentage of the upside potential of the Standard & Poor's 500 Index, Nasdaq 100 Index, or Dow Jones Index. That is the client will receive interest on his annuity based on the possible increases shown in one of the linked indexes. On the other hand, although the client will not lose his principal, such indexes may not show any gain and thus there will be no interest increase. Some hybrid annuities provide a minimum interest that will be paid despite a lack of the index increase. Other hybrid annuities provide a cap on the increase in interest from inception or from the beginning of a certain accrual period.

In all cases the client's principal is guaranteed by the contracted insurance companies whose products the Company offers.

Marketing

The Company plans to continue to grow its business by increasing its base of certified financial planners and insurance agents. The Company plans to invest part of the proceeds of this offering in the expansion of the American Annuity Academy for the initial and continuing training of these agents.

The company is currently expanding its marketing efforts by utilizing Internet marketing techniques in addition to expanding its regular marketing systems.

The Company believes the proceeds from this Offering will augment the Company's existing positive cash flow to expand its current business interest more rapidly.

The proceeds of this Offering will be used to expand the Company's proven marketing systems. In seeking qualified licensed insurance agents or certified financial planners, the Company has never advertised in a trade magazine, or in a card pack, and has just begun using the Internet via emails to selected agents and financial planners. The Company has found this initial test to have excellent results intends to do more of this type of marketing.

The Company intends to offer more workshops in different areas of the country using email and direct mail and telemarketing to build attendance. The Company has a special DVD training video produced by a leading expert in the insurance product industry that it will be offering to all agents who attend its workshops and contract with it. This expert is also expected at two of the Company's workshops scheduled for March, 2006. The Company anticipates a very high attendance at each work shop.

The Company intends to increase the training at the American Annuity Academy. The Company has found that the agents who attend the Academy experience substantial production increases. The Company intends, for the first time, to advertise the Academy in trade publications and to use the Internet to attract the agents and financial planners who are interested in learning more concerning client's needs.

The Company prides itself on its on-going relationship with its agents and financial planners. The Company is in touch with agents on a daily, weekly and monthly basis whether by telephone, newsletter, email or otherwise. Many of the contracted agents call the Company frequently with questions about companies and products. The Company attempts to respond to each inquiry from all its agents and to help them service their clients better by understanding their products better. Part of the proceeds from this Offering will be invested in acquiring additional personnel for the interaction with the additional agents and financial planners

The more agents the Company recruits and trains and better trained the agents are, the more business these agents will produce and the more revenue the Company will receive. The Company strongly believes that preparing the agents to understand their clients, to know the available products and to match the two, will produce better agents and better service and will produce larger sales volume which will in turn increase the revenues for the insurance companies and the Company itself.

Employees and Consultants

The Company presently has five employees, Robert J. Tonachio, Sr., president and sole director; Robert J. Tonachio, Jr., Executive Vice President and Chief Operating Officer; one office administrator, one marketing consultant, and one assistant marketing consultant. Robert J. Tonachio Jr. is the son of Robert J. Tonachio. All the employees are engaged on a full time basis in the general day-to-day business activities. Upon completion of this Offering, the Company intends to hire at least two additional employees/consultants or more to work out of the Kingston, Tennessee office.

Competition

Competition from competitors much larger then the Company has intensified in the Company's insurance marketing efforts. Some of the Company's competitors include AIG, Allianz Life, Lincoln Financial Group, Midland Life, Jackson National life, Jefferson Pilot Life Insurance Company and a host of independent marketing companies. The insurance industry is dominated by a large number of companies having financial resources far in excess of those of the Company.

Regulation

The insurance industry is regulated by the various state insurance departments. The states must approve all products that the insurance companies offer within that state. The state insurance departments oversee the insurance company's operations and reviews each company's financial condition. Compliance with these state regulations is handled by the insurance companies with whom the Company contracts and the Company ensures that such regulations are compiled with before entering into contract relations with an insurance company.

All insurance agents must be licensed by each state in which they do business. The Company seeks licensed insurance agents and certified financial planners who are licensed insurance agents to work as their contracted agents. The Company reviews a contracted agent's licenses and will only accept products offered to clients in those states.

The states have an insurance trust fund that guarantees annuities for up to $100,000 and life insurance for up to $300,000.

Management's Discussion of Operations

The following discussion is intended to provide an analysis of the Company's financial condition and should be read in conjunction with its financial statements and the notes thereto. The matters discussed in this section that are not historical or current facts deal with potential future circumstances and developments. Such forward-looking statements include, but are not limited to, the development plans for the growth of the Company. Actual results could differ materially from the results discussed in the forward-looking statements.

Financial Condition

The Company's revenue is directly related to the amount of insurance products sold. Fewer insurance policies underwritten or insurance products sold has a direct effect on the Company's revenues because it receives revenues based on the amount of product sold.

For the year ended December 31, 2005, the Company had gross revenue of $53,937,300 compared to gross revenue for the year ended December 31, 2004, of $49,335,000. The Company experienced over a 9.1% increase in gross revenue for the one year period ending in December 31.2005. The net income for the year ended December 31, 2005 was $198,900 compared to a loss of ($6,499) for the year ended December 31, 2004.

The Company attributes the gain in gross revenue to improved training due to the launch of the American Annuity Academy in November of 2003 and the increased business generated by its attendees, some of whom have attended 3 or more sessions for more advanced training during the years 2004 and 2005.

Net income increased for the period ended December 31, 2005 due the Company's reduction in operating expenses from $418,700 in 2004 to $378,800 in 2005 and the $4,602,300 increase in gross revenues in 2005.

Forward Looking Statement

The Company believes the proceeds from this offering will augment the company''s existing positive cash flow to expand its current business interest more rapidly. The Company believes that it will not need additional funds for one year from the date of this Offering Statement to meet the expenditures required for expanding and operating its business as proposed. If the Company''s future operations are successful and profitable, the Company will have operating funds available for such purposes and for working capital. The Company anticipates that any revenues earned will be received primarily from its existing specialty insurance business. Expenditures during the period will principally relate to: (1) the acquisition of additional financial planners and insurance agents and (2) the expansion of the American Annuity Academy.

Item 7. Description of Property

DESCRIPTION OF PROPERTY

The Company has its offices in a building owned by the Company's president at 615 River Road, Kingston, Tennessee 37763. Its telephone number is 865/376-4925. After completion of the Offering, the Company anticipates entering into a lease agreement for rental of the office space at approximately $2,000 per month for a period of five years.

Item 8. Directors, Executive Officers and Significant Employees

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The following table sets forth information regarding the members of the board of directors and executive officers of the Company:

Name	Age	Position	Date Directorship Commenced
Robert J. Tonachio, Sr.	68	Chairman of the Board, President Director	December 9, 2005
Robert J. Tonachio, Jr.	28	Executive Vice President, Chief Operating Officer	

The Company's director will serve until the next annual meeting of the stockholders and until his respective successor has been elected and qualified or until death, resignation, removal or disqualification. The Company's articles of incorporation provides that the number of directors to serve on the Board of Directors may be established, from time to time, by action of the Board of Directors or shareholders. Vacancies on the Board are filled by a majority vote of the remaining directors on the Board. The Company's executive officers are appointed by and serve at the discretion of the Board.

Robert J. Tonachio, has served as president and chairman of the board of the Company since its inception on December 9, 2005 and was the sole proprietor of the Company's predecessor sole proprietorship since its founding in 1992. In 1968, he joined Bache & Company (now Prudential Securities) as an account executive, later becoming its lecture chairman for the New York area. He has been licensed with the Chicago Board of Trade, the New York Mercantile Exchange and the New York Stock Exchange. After his employment with Bache & Company in 1973, Mr. Tonachio was elected to the board of directors of Laidlaw, Coggeshall, Inc, members of the New York Stock Exchange, and was placed in charge of retail research, municipal bond trading, OTC trading department, and the branch system. Subsequently, he became head of investing banking with Fitten, Cunningham, and Lauzon, members of the NYSE in New York. He has served as a fee-based consultant to a number of public companies. Mr. Tonachio studied business administration at the University of Miami, marketing at New England College and graduated from the School of Eastern European Languages at Syracuse University. Mr. Tonachio served in the United States Air Force Security Service.

Robert J. Tonachio, Jr. has served as Executive Vice President of the Company since its inception. Mr. Tonachio became a licensed insurance agent in 1996 when he became associated with Robert James & Associates the predecessor to Robert James & Associates, Inc. He has been active in marketing and sales and for the past nine years, and for the past four years he has been a national wholesale marketing representative for the Company. Mr. Tonachio is the son of Robert J. Tonachio, Sr., the president and chairman of the board of the Company.

Item 9. Remuneration of Directors and Officers

REMUNERATION OF DIRECTORS AND OFFICERS

No officer or director is presently has received a set salary from the Company. Remuneration to the officers from the Company's predecessor company was determined based upon a monthly basis based on production for that month. Beginning in December, 2005, the Company entered into an employment agreement with Robert Tonachio for his services.

Name	Remuneration Capacity	Remuneration Received in 2005
Robert J. Tonachio	President	$159,018 (1)

(1) Robert Tonachio received 10,200,000 shares of common stock in 2005 for exchange for his interest in the sole proprietorship which was the predecessor company to the Company. The Company has assigned a value to the stock of $.247 per share. Mr. Tonachio also received 5,000 preferred shares upon execution of the employment contract. The preferred shares are valued at $100 per share.

Anticipated Officer and Director Remuneration

Upon completion of the Offering, it is anticipated that Robert J. Tonachio, the Chairman and President and Robert J. Tonachio, Jr. Executive Vice President will receive remuneration at the annual rates of $120,000and $80,000, respectively. Directors of the Company will receive compensation at the rate of $1,000 for each meeting of the Board of Directors.

Upon completion of the Offering, the Company intends to employ two additional marketing employees at salaries and or commissions consistent with prevailing industry standards. Although the Company has had general discussions with candidates for these positions, no agreements or understandings presently exist with any person.

Employment Agreement

Robert J. Tonachio, Sr. has entered into a five-year employment contract with the Company through December 31, 2010, providing annual compensation at the rate of $120,000 plus escalation adjustments based upon inflation. In addition the contract entitles Mr. Tonachio to an annual bonus based on the Company's pre-tax profits before extraordinary items, equal to 10% of such amounts in excess of $100,000 up to $200,000; 15% of such amounts in excess of $200,000 up to $300,000; 16% of such amounts in excess of $300,000. In the event of Mr. Tonachio's death or disability, the contract requires payment to his beneficiary of the remainder of the sum due to the end of the contract period exclusive of bonuses with respect to period subsequent to his death or disability. The contract provides that Mr. Tonachio will not compete with the Company for a period of at least one year from the date of termination of the employment. The Company shall be entitled to liquidated damages in the amount of $25,000 in the event of a breach of the contract by Mr. Tonachio.

Stock Option Plan

The Company has adopted a non-qualified stock option plan, which became effective December 30, 2005. The adoption of this plan reflects the belief of the Company that the granting of stock options to executives and other personnel is a desirable method of providing added incentive and intensifying interest in the success of the Company.

A Committee to be appointed by the Board of Directors shall administer the plan. The plan authorizes the granting from time to time of options to purchase shares of the common stock of the Company. Under the terms of the plan, there is no limit on the number of shares for which options can be granted to any one person under the plan but the plan limits the aggregate number of shares for which options can be granted to 800,000.

Lock Up Agreement

Of the10,500,000 presently outstanding shares of the Company's common stock which shares are all owned by officers and directors of the Company, 200,000 are being qualified for sale by the selling shareholder herein. The holders of the remaining 10,300,000 shares have entered into an agreement with the Company whereby such shares shall not be sold, transferred or pledged pursuant to Rule 144 promulgated under the Securities Act of 1933 or pursuant to a registration statement filed under such Act for a period of 24 months after closing of this Offering, without the Company's prior written consent.

Item 10. Security Ownership of Management and Certain Securityholders

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets forth information as of the date of this Offering Circular regarding the beneficial ownership of the Company's common stock by each of its executive officers and directors, individually and as a group and by each person who beneficially owns in excess of five percent of the common stock after giving effect to the exercise of warrants or options held by that person.

	Number of Shares	Before Offering(1) Percent of Class (1)	After Offering (2) Percent of Class
Robert J. Tonachio	10,200,000	97.15%	90.3% (4)
Robert J. Tonachio, Jr.	300,000	2.85%	2.6%
All Officers and Directors as a Group (3 persons)	10,500,000	100%	92.9%

(1) The total number of outstanding shares of common stock on the date of qualification of this Offering Circular is 10,500,000.

(2) The total number of outstanding shares of common stock after sale of the entire Offering (800,000 Shares) would be 11,300,000.

(3) Mr. Tonachio is the holder of 5,000 shares of the Company's 2% convertible preferred stock which the Company has the right to redeem at any time or times 24 months following the close of this Offering at a price of $1,000 per share. The 2% convertible preferred stock can be immediately converted into shares of common stock on a basis of 1,000 shares of the Company's common stock for each share of 2% convertible preferred stock either (i) in the event that the common stock pays a dividend higher than that received by the 2% convertible preferred stock or (ii) at any time after 24 months from the date of closing of this Offering.

(4) Assumes sale by Mr. Tonachio, the selling shareholder, of the 200,000 shares offered for sale by him pursuant to this Offering Circular.

Item 11. Interest of Management and Others in Certain Transactions

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

On December 9, 2005, the Company issued 10,500,000 shares of its common stock for all the outstanding interests in Robert James & Associates, a sole proprietorship owned by Robert J. Tonachio, Sr. Mr. Tonachio, Sr. received 10,200,000 shares and Robert Tonachio, Jr. received 300,000 shares. Robert Tonachio, Jr. is the adult son of Robert J. Tonachio, Sr. The Company determined a valuation of $.247 per share for the 10,500,000 shares exchanged for the outstanding interests in the sole proprietorship.

In exchange for the shares of the Company, Mr. Tonachio, Sr., transferred to the Company equipment with a gross value of $30,000 and his national contracts with the 3,500 insurance agents which he had cultivated, trained and monitored throughout the 13-year life of his sole proprietorship. These contracts are integral to the operations of the Company in that the Company receives its revenues from the sale of the insurance products effected by these agents.

The issuance of the shares in the Company for the interests in the sole proprietorship was not an arms-length or negotiated transaction as Mr. Tonachio controlled both entities involved in the transaction. Management made a good faith effort to estimate the cost in current dollars of building a force of contracted agents similar to those transferred to the Company.

Management of the Company determined the value of the contracts based upon the average estimated cost incurred in the past two years of operations of recruiting, signing, training, and monitoring one agent and multiplying this value by the number of agents included in the contracts. Without the transfer of these contracted agents, the Company would not only need to invest the time needed to recruit, sign, and train a force of contracted agents, but also cover the expenses involved to do so, all without simultaneously receiving income from the agents' production. With the transfer of these agents, the Company was able to immediately generate income based upon the contracted agents' production.

Item 12. Securities Being Offered

SECURITIES BEING OFFERED

The Offering

The Company is offering for sale on a "best efforts, no minimum basis" up to 800,000 Units at $5.00 per unit.

The offering also consists of 200,000 shares of common stock being offered by the selling shareholder. The timing of any sale is at the discretion of the selling shareholder. At the time of a sale, if any, the selling shareholder may sell his shares privately at whatever price he can obtain or in the public trading market at the then market price.

The Company is offering the Shares on a "best efforts, no minimum" basis which means that there is no minimum threshold of sales that must be met before the Offering can close or before the Company can start using the funds received. Proceeds from the sale of the Shares will become immediately available for use by the Company. The Offering may close after 180 days from the date of qualification regardless of the number of Shares that have been sold.

Common Stock

The Company is authorized to issue 200,000,000 shares of common stock, $.0001 par value per share. As of the date of this Offering Statement, there are 10,500,000 shares of common stock outstanding.

Holders of the common stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available for the payment of dividends. The Company has not paid any dividends on its common stock and does not anticipate paying dividends for the foreseeable future. In the event of liquidation, shareholders are entitled to a proportionate share in any distribution of the Company assets after payment of liabilities and preferences contained in the preferred shares. Shareholders do not have preemptive rights and there are no conversion, redemption, sinking fund or similar provisions with respect to common stock.

Each share is entitled to one vote. All of the outstanding shares of common stock, are, and the shares being offered hereby will be, upon issuance, fully paid and non-assessable. Holders of the Company's common stock do not have cumulative voting rights, which means that the holders of more than 50% of the shares voting for the election of directors can elect 100% of the directors if they choose to do so and, in that event, the holders of the remaining shares will not be able to elect anyone to the Board of Directors.

The Company may issue additional shares of common stock which could dilute its current shareholder's share value. If additional funds are raised through the issuance of common stock, there may be a significant dilution in the value of the then outstanding common stock. The issuance of all or part of the Company's remaining authorized common stock could result in substantial dilution in the percentage of the common stock held by its then shareholders. The issuance of common stock for future services or acquisitions or other corporate actions may have the effect of diluting the value of the shares held by investors.

Selling Shareholder

200,000 shares of common stock owned by Robert J. Tonachio, Sr. are being registered in this Offering Statement for sale by him. The Company does not know when, or if, the he will sell his shares. At the time of a sale, if any, the selling shareholder will sell his shares privately at whatever price he can obtain or he will sell the shares through whatever market the Company is selling on at the then market price. In all events, the selling shareholder will not sell his shares for an aggregate selling price of more than $1,000,000. The selling shareholder has agreed to make up to 200,000 shares of his common stock available to help stabilize the market if necessary, once and if a public market is developed.

Preferred Stock

The Company is authorized to issue 20,000,000 shares of preferred stock, $.0001 par value per share.

The Board of Directors has designated 5,000 shares of the Company's preferred stock as 2% convertible preferred stock.. All 5,000 shares of the 2% convertible preferred stock have been issued to the Robert Tonachio, Sr., president and the director of the Company. The 2% convertible preferred provides a 2% interest payment to the holder of the shares. The Company has the right to redeem at any time or times 24 months following the close of this Offering, the outstanding shares of the 2% convertible preferred stock at a price of $1,000 per share. The holder of the 2% convertible preferred stock has the right to immediately convert those shares into shares of common stock on a basis of 1,000 shares of the Company's common stock for each share of 2% convertible preferred stock either (i) in the event that the common stock pays a dividend higher than that received by the 2% convertible preferred stock or (ii) at any time after 24 months from the date of closing of this Offering.

The 2% convertible preferred stock, with respect to payment of dividends, redemption payments and rights upon liquidation, dissolution or winding up of the Company, ranks senior and prior to the Company's common stock. In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Company to the holders of the common stock or any other capital stock of the Company in respect of which the 2% convertible preferred stock ranks senior as to rights upon liquidation, dissolution or winding-up of the Company, an amount equal to $.0001 per share (as adjusted for any stock dividends, combinations or splits with respect to such shares), plus an amount equal to all unpaid dividends, on such shares for each share of preferred stock, then held by them.

FINANCIAL STATEMENTS

ROBERT JAMES & ASSOCIATES, INC

FINANCIAL STATEMENTS

For the years ended December 31, 2005 and 2004
(Unaudited)
and
For the ten months ending October 31, 2006
(Forecast)

ROBERT JAMES & ASSOCIATES, INC.
BALANCE SHEET
(Forecast)
October 31, 2006

CURRENT ASSETS:	
Cash and cash equivalents	$ 4,501,100
Commissions Receivable	1,000,000
Total current assets	5,501,100
FIXED ASSETS, net of accumulated depreciation	8,100
OTHER ASSETS:	
Employment contract with founder, net of amortization	417,000
National contracts and agent recruiting and contracting, net	2,352,100
TOTAL ASSETS	$ 8,278,300
LIABILITIES & RETAINED EARNINGS	
CURRENT LIABILITIES	
Accounts payable	$ 12,000
Commissions Payable	990,000
TOTAL LIABILITIES	1,002,000
STOCKHOLDER'S EQUITY:	
Common stock, $.0001 par value, 200 million common shares authorized	
Issued to founders, 10.5 million shares	$ 2,595,000
Issued under Regulation A, 800,000 shares	4,000,000
Total Common Stock	6,595,000
Preferred stock, 5,000 shares of 2% convertible, issued and outstanding	500,000
Retained Earnings:	
Balance at beginning of period	(11,000)
Net income (loss)	192,300
Balance at end of period	181,300
Total Stockholder's equity	$ 7,276,300
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 8,278,300

ROBERT JAMES & ASSOCIATES, INC
Statement of Operations (forecast)
For the ten-month period ending October 31, 2006

GROSS REVENUE		$ 62,771,900
COST OF REVENUE		61,091,400
GROSS PROFIT		1,680,500
OPERATING EXPENSES		
General administrative and operating expenses	$ 96,200	
Regulation A offering expenses	80,000	
Expansion of marketing force and American Annuity Academy	1,050,000	
Amortization expense	295,900	
Depreciation	3,400	
Less operating expenses		1,525,500
Income from continuing operations		155,000
Interest Income		37,300
Net Income		$ 192,300

ROBERT JAMES & ASSOCIATES, INC
Statement of Cash Flows (forecast)
For the ten-month period ending October 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES		
Cash received for commissions from agencies	$	62,761,900
Cash paid for operating and administrative expenses		(62,303,900)
NET CASH PROVIDED BY OPERATING ACTIVITIES		458,000
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from Regulation A offering		4,000,000
NET CASH PROVIDED BY FINANCING ACTIVITIES		4,000,000
CASH FLOWS FROM INVESTING ACTIVITIES		
Investment interest		37,300
NET CASH PROVIDED BY INVESTING ACTIVITIES		37,300
NET INCREASE IN CASH		4,495,300
CASH AT BEGINNING OF PERIOD		5,800
CASH AT END OF PERIOD		4,501,100

RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES	
Net Income from continuing operations	155,000
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	3,400
Amortization	295,900
(Increase) decrease in commissions receivable	(10,000)
Increase (decrease) in accounts payable	2,800
Increase (decrease) in commissions payable	10,900
NET CASH PROVIDED BY OPERATING ACTIVITIES	458,000

ROBERT JAMES & ASSOCIATES
(Sole Proprietor)
Balance Sheet (unaudited)
December 31, 2004

ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$	8,800
Commissions Receivable		981,000
Total current assets		989,800
FIXED ASSETS, net of accumulated depreciation		16,000
TOTAL ASSETS	$	1,005,800
LIABILITIES & OWNER'S EQUITY		
CURRENT LIABILITIES		
Accounts payable	$	1,100
Commissions Payable		978,200
TOTAL LIABILITIES		979,300
OWNER'S EQUITY		
Balance at beginning of period		24,600
Net income (loss)		(6,400)
Owner's contributions (draws)		8,300
Balance at end of period		26,500
TOTAL LIABILITIES AND OWNER'S EQUITY	$	1,005,800

ROBERT JAMES & ASSOCIATES
(Sole Proprietor)
Statement of Operations (unaudited)
For the Year Ended December 31, 2004

GROSS REVENUE		$ 49,335,000
COST OF REVENUE		48,922,700
GROSS PROFIT		412,300
OPERATING EXPENSES		
Advertising and telemarketing	$ 224,100	
Contract labor	4,300	
Delivery expenses	3,800	
Depreciation	3,900	
Equipment lease	18,900	
Insurance	4,600	
Maintenance	13,000	
Office administration	72,000	
Office equipment and expenses	4,300	
Permits, fees, and licenses	2,300	
Professional fees	18,300	
Promotional expense	4,800	
Telephone	5,900	
Travel	33,400	
Utilities	5,100	
Less operating expenses		418,700
NET INCOME (LOSS)		$ (6,400)

ROBERT JAMES & ASSOCIATES
(Sole Proprietor)
Statement of Cash Flows (unaudited)
For the year ended December 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES	
Cash received for commissions from agencies	$ 49,337,400
Cash paid for operating and administrative expenses	(49,340,600)
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	(3,200)
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES	
Owner's contributions	8,300
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES	
Purchase of property and equipment	(5,800)
NET INCREASE (DECREASE) IN CASH	(700)
CASH AT BEGINNING OF PERIOD	9,500
CASH AT END OF PERIOD	8,800

RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES

Net Income (loss) from continuing operations	(6,400)
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	2,800
(Increase) decrease in commissions receivable	2,400
Increase (decrease) in accounts payable	(1,500)
Increase (decrease) in commissions payable	(500)
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	$ (3,200)

ROBERT JAMES & ASSOCIATES, INC.
Consolidated Balance Sheet (unaudited)
December 31, 2005

		Consolidated
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$	5,800
Commissions Receivable		990,000
Total current assets		995,800
FIXED ASSETS, net of accumulated depreciation		11,500
OTHER ASSETS:		
Employment contract with founder, net		500,000
National contracts and agent recruiting, net		2,565,000
TOTAL ASSETS		4,072,300
LIABILITIES & RETAINED EARNINGS		
CURRENT LIABILITIES		
Accounts payable		9,200
Commissions Payable		979,100
TOTAL LIABILITIES		988,300
STOCKHOLDER'S EQUITY:		
Common stock, $.0001 par value, 200 million common shares authorized Issued to founders, 10.5 million shares		2,595,000
Preferred stock, 5,000 shares of 2% convertible, issued and outstanding		500,000
Retained Earnings		
Balance at beginning of period		26,500
Net income (loss)		173,600
Owner's contributions (draws)		(181,100)
Net of stock transfer to founders		(30,000)
Retained Earnings		(11,000)
Total Stockholder's equity		3,084,000
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	4,072,300

ROBERT JAMES & ASSOCIATES, INC.
Consolidated Statement of Operations (unaudited)
For the Year Ended December 31, 2005

	Proprietorship	Corporation	Consolidated
GROSS REVENUE	$ 53,937,300	$ -	$ 53,937,300
COST OF REVENUE	$ 53,359,600	-	53,359,600
GROSS PROFIT	577,700	-	577,700
OPERATING EXPENSES			
Advertising and telemarketing	$ 221,400		221,400
Contract labor	6,100		6,100
Delivery expenses	6,300		6,300
Depreciation	4,500		4,500
Equipment lease	15,200		15,200
Insurance	2,800		2,800
Maintenance	4,200		4,200
Office administration	65,500		65,500
Office equipment and expenses	9,500		9,500
Permits, fees, and licenses	4,700		4,700
Professional fees	300		300
Promotional expense	1,700		1,700
Telephone	9,000		9,000
Travel	21,000		21,000,
Utilities	6,600		6,600
Start-up expenses		25,300	25,300
Less operating expenses	378,800	25,300	404,100
Net Income (loss)	$ 198,900	$ (25,300)	$ 173,600

ROBERT JAMES & ASSOCIATES, INC.
Consolidated Statement of Cash Flows (unaudited)
For the year ended December 31, 2005

	Proprietorship	Corporation	Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES			
Cash received for commissions	$ 53,937,300	$ -	$ 53,937,300
Cash paid for expenses	(53,733,900)	(25,300)	(53,759,200)
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	203,400	(25,300)	178,100
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES			
Owner Draws	(206,400)	25,300	(181,100)
NET CASH USED BY INVESTING ACTIVITIES	-	-	-
NET DECREASE IN CASH	(3,000)	-	(3,000)
CASH AT BEGINNING OF PERIOD	8,800	-	8,800
CASH AT END OF PERIOD	5,800	-	5,800
RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES			
Net Income (loss) from continuing operations	$ 198,900	$ (25,300)	$ 173,600
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation and amortization	4,500	-	4,500
(Increase) decrease in commissions receivable	(9,000)	-	(9,000)
Increase (decrease) in accounts payable	8,100		8,100
Increase (decrease) in commissions payable	900		900
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	$ 203,400	$ (25,300)	$ 178,100

ROBERT JAMES & ASSOCIATES
and
ROBERT JAMES & ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS
For the years ended December 31, 2005 and 2004 (unaudited)
And the ten-month period ending October 31, 2006 (Forecast)

NOTE A—BASIS OF PRESENTATION

The accompanying unaudited financial statements and the ten-month forecast financial statements have been prepared from management's representations in accordance with generally accepted accounting principles for interim financial information. These statements reflect all adjustments consisting of normal recurring adjustments which, in the opinion of management, are necessary for a fair presentation of the results for the periods shown.

NOTE B—SUMMARY OF SIGNIFICANT FORECAST ASSUMPTIONS

In December 2005 Robert James and Associates, a sole proprietorship, incorporated to form Robert James & Associates, Inc. (Company), a Nevada corporation. In early 2006, the new corporation intends to offer shares to the public under Regulation A of the Securities Act of 1933. In addition to the forecasted balance sheet, these financial statements present unaudited historical information of the proprietorship on the balance sheets, statements of operations, statements of cash flow, and statements of changes in owner's equity for the years ended December 31, 2005 and 2004.

This financial forecast presents, to the best of management's knowledge and belief, the Company's expected financial position on the date forecasted. Accordingly, the forecast reflects management's judgment as of January 12, 2006, the date of this forecast, of the expected conditions and its expected course of action. The assumptions disclosed herein are those that management believes are significant to the forecast. There will usually be differences between the forecasted and actual results, because events and circumstances frequently do not occur as expected, and those differences may be material.

CASH AND CASH INVESTMENTS

Cash investments refer to the forecast proceeds from offering, forecast interest income on these proceeds for 4 months, and the forecast funds available in the company operating account. The Company forecasts that all of the proceeds from offering will be received by June 30, 2006 and placed in investments maturing in three months.

RECEIVABLES

Receivables for the ten-month forecast period consist of forecast amounts earned but not yet received by the balance sheet date. This continues the policies of the historical proprietorship. Management based this value on historical receivables at month end, as reflected in the historical balance sheets.

OTHER ASSETS

Founder Robert J. Tonachio entered into an employment agreement with the Company. The value assigned reflects the value of the 5,000 shares of 2% convertible Preferred Stock which the Company issued to him in exchange for the employment agreement. In addition, the Company acquired contracts with major insurance companies, negotiated and acquired by the proprietor prior to the formation of the Company. The value of the other asset, National Contracts and Agent Recruiting and Contracting, reflects the costs associated with recruiting, training, and contracting a force similar to the 3,500 agents acquired with the purchase.

CURRENT LIABILITIES

The Company forecast short term payables for operating expenses. Commissions Payable forecasts amounts earned by agents but not yet paid at month end. This continues the policies of the historical proprietorship. Management based the forecast on historical month end commissions payable, as shown in the historical balance sheets.

OWNER'S EQUITY AND STOCK

The historical proprietorship shows Owner's Equity on the balance sheet. Owner's Equity equals assets less liabilities less cash or property the owner has taken out of the company plus cash or property donated to the company by the owner.

The Company authorized 200 million shares of $.0001 par value common stock. Ten million five hundred thousand shares were issued to founders. The founders stock is subject to a lock up agreement for twenty-four months after the closing of the offering. Another 800,000 shares are forecast to be issued to the public under Regulation A. Each unit in the offering will consist of one share common stock of $.0001 par value. There are no assurances that all 800,000 units offered will be sold. However, the Company forecasts that at October 31, 2006 common stock issued and outstanding will be 11.3 million shares.

The Company issued 5,000 shares of 2% convertible preferred stock. Each share is convertible into 1,000 shares of common stock at $.10 per share.

REVENUE RECOGNITION

The Company receives overriding royalties on the sale of insurance products based upon the gross volume of each contracted agent. Pursuant to industry standards, the Company (and the Proprietorship before it) records the gross volume of sales of insurance products. This revenue is recognized when the Company receives the weekly statement from the insurance companies showing the issued policies and commissions earned. This continues the policies of the historical proprietorship.

FEDERAL INCOME TAX

The historical proprietorship was not a taxpaying entity for purposes of federal income taxes. Current and deferred taxable income of the proprietorship passed through to the proprietor, who was responsible for payment of any federal income taxes thereon. The Company will be responsible for current and deferred taxable income of the Company at the then current statutory rates in effect. Due to the interim nature of these statements, current and deferred taxes for the Company are not presented.

DEPRECIATION AND AMORTIZATION

The Company's fixed assets consist primarily of office furniture and equipment transferred from the proprietorship. They are shown net of straight-line depreciation, accumulated since the items were originally placed in service. Expenditures for maintenance and repairs are charged to expense as incurred. This continues the policies of the historical proprietorship.

The Company shows Other Assets net of amortization. The Company calculated amortization on the employment contract based on the terms of the agreement. Amortization of the national contracts and agent recruiting and contracting included with the purchase of the proprietorship by the Company, reflects the Company's forecast of their continuing value.

PART III

EXHIBITS

		Page
2.0	Robert James & Associates, Inc., Nevada Certificate of Incorporation	
2.1*	Robert James & Associates, Inc. By-Laws	
3.0*	Certificate of Designation For 2% Convertible Preferred Stock	
4.0*	Form of Subscription Agreement	
4.1*	Lock-Up agreement between the Company and the holders of 10,300,000 Shares of common stock	
4.2*	Stock Option Plan	
6.1*	Contracts with the following insurance companies: Allianz Life Insurance Company American Equity Investment Insurance Company American National Insurance Company Americom Life Insurance Company (LMG) Amerus Life Insurance Company Columbus Life Insurance Company Great American Life Insurance Company Indianapolis Life Insurance Company Illinois Annuity & Insurance Company (LMG) ING USA ING Reliastar Life Insurance Company Investors Insurance Company (LMG) John Hancock Variable Life Insurance Company (LMG) Life Insurance of the Southwest Lincoln Financial Group/First-Penn Pacific Mutual of Omaha Penn Treaty-Net Work America Insurance Company Sun Life Financial Transamerica Life Insurance & Annuity (LMG)	
11.0*	Opinion of counsel as to legality of securities covered by the Offering Statement	
15.1	Employment Agreement dated December 30, 2005 between the Company and Robert J. Tonachio, Sr.	
15.2*	Sample licensing agreement with contracted insurance agents or financial planners	

* Filed with filing of January 26, 2006

This issuer has duty caused this offering statement to be signed on its behalf by the undersigned, thereunto duty authorized ,in the City of Kingston, Tennessee on` March 2nd 2006

Robert James & Associates, INC
By [signature]
Title President

BY [signature]
Title:Chief Finacial Officer

This offering statement has been signed by the following persons in the capacities and on the date indicated.

[signature] Director Date March 2, 2006

Robert J. Tonachio, Sr.